Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Signs $4.3M Purchase Order with Existing Tier-1 APAC
Customer for Extensive LTE MaveriQ Solution

TEL AVIV, Israel – November xx, 2014 − RADCOM Ltd. (NASDAQ: RDCM), a leading provider of customer experience solutions, today announced that it has received a $4.3 million purchase order from an existing Tier-1 customer in the APAC region. The order is for an extensive MaveriQ solution featuring both software-based probes and the new MaveriQ Big Data Management System that will be deployed in the customer’s LTE mobile network as it is built out and expanded. The advanced RADCOM solution will enable the operator to achieve superior quality-of-service on its high-traffic 3G and LTE mobile network, thereby reducing churn and operating costs.

“The scale of this order is seen in the Customer Experience investments that large operators have begun making to gain an edge in competitive markets – and RADCOM, with our breakthrough MaveriQ solution, stands to benefit,” commented Mr. David Ripstein, RADCOM’s President and CEO. “We are gratified by the customer’s ‘vote of confidence’ in our partnership and technology, and believe that it will lead to additional expansions of their RADCOM deployment. In parallel, we believe that many other operators – both existing RADCOM customers and potential new ones, will be increasing their investments in the Customer Experience over the next several years, and this represents a significant opportunity for our Company.”

The MaveriQ expansion system ordered by this APAC operator will provide comprehensive coverage of its national Access and Core LTE data network.  Operating at speeds of hundreds of Gbps (gigabits per second), the system will efficiently monitor massive volumes of 3G and LTE mobile data traffic. As an important component of the system, the operator will migrate to the MaveriQ ‘Big Data’ Management system, while also deploying additional MaveriQ probes for comprehensive insight into the LTE network’s subscriber experience. Using these enhanced BI (Business Intelligence) tools, departments throughout the organization will be able to view relevant aspects of the network performance and to take action to improve the customer experience, resulting in increased customer retention and reduced costs.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.